                                         N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES MIDSTREAM ASSETS

 SUPPORTING CONTINUED DRILLING SUCCESS IN

THE DEEP BASIN

Calgary, Alberta – September 2, 2003 – Talisman Energy Inc. has acquired 100% of the shares of Vista Midstream Solutions Ltd. (“Vista”) for $130 million.  The acquisition, while adding value in its own right, also enhances Talisman’s ability to control its production, timing and costs in this increasingly important core natural gas area.

Vista’s assets are located in three operating areas:  Cutbank, adjacent to Talisman’s Deep Basin play, Retlaw/Enchant/Turin located in southeast Alberta and Freefight in southwest Saskatchewan.  The Cutbank complex is Vista’s major asset, representing two-thirds of its revenue and value.  Talisman has entered into a firm agreement for the sale of the assets at Retlaw/Enchant/Turin for $30.5 million and is in negotiations for the sale of the Freefight assets.

The Cutbank complex is located 80 kilometers south of Grand Prairie between the Smokey, Cutbank and Kakwa rivers and services an area of 2,600 square kilometers in the southern part of the Deep Basin.  This is an extremely active drilling area with approximately 100 wells licensed in the last 18 months.  There are a number of long-term contracts in place for firm service in the Cutbank complex, which will continue to operate as an open access, midstream business.

The Cutbank complex consists of the Cutbank gas plant, the Musreau gas plant, five major field compression stations and an extensive gas gathering system.  Total processing capacity is 165 mmcf/d of sweet gas with current utilization at 80%.  There are currently several new wells being tied in.  Throughput has increased from 70 mmcf/d in 2002 to an expected 136 mmcf/d for 2003.  As development continues, utilization of the Cutbank complex is also expected to increase.  With this continued growth in the area, Talisman is investigating capacity expansion opportunities to accommodate the projected increase in volumes.

The Cutbank area is relatively under explored and highly prospective.  This acquisition is part of a larger strategy in the Deep Basin where Talisman holds over 213,000 net acres, with current production of almost 58 mmcf/d.  Talisman acquired 1,300 square kilometers of 3D seismic in the area and has an aggressive exploration program planned, with 47 gross wells planned for 2003, and plans to drill up to 66 wells in 2004.

Talisman has recently completed a very successful gas well in the area. Elmworth 1-17-70-7W6 (TLM 100%) is located 10 kilometers southwest of Grande Prairie.  The well is capable of producing in excess of 20 mmcf/d, but is restricted due to current pipeline constraints and is currently producing at 17 mmcf/d.  A follow-up well on a separate anomaly is planned later this year.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations &

  Corporate Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including business plans for drilling, exploration, development and production and the assumptions upon which these plans are based. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; and the possibility that government policies may change or governmental approvals may be delayed or withheld.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s Annual Report under the headings “Management’s Discussion and Analysis – Liquidity and Capital Resources”, “- Risks and Uncertainties” and “- Outlook”, as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

21-03